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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

August 27, 2014

Derek Newman

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Russell Investment Company (SEC File No. 811-3153) and Russell Exchange Traded Funds Trust (SEC File No. 811-22320); Schedule 14A Proxy Statements Filed August 12 and 13, 2014

Dear Mr. Newman:

This letter responds to comments you provided to me in a telephonic discussion on August 21, 2014 regarding the Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for Russell Investment Company (“RIC”) filed with the Securities and Exchange Commission (“SEC”) on August 12, 2014 (“RIC Proxy Statement”). Summaries of the comments, and RIC’s responses thereto, are provided below.

For purposes of preparing this letter, we have assumed that, to the extent the relevant disclosure is similar, the comments also apply to the following filings: (i) the Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for RIC filed with the SEC on August 13, 2014; and (ii) the Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for Russell Exchange Traded Funds Trust (together with RIC, the “Registrants”) filed with the SEC on August 13, 2014 (collectively with the RIC Proxy Statement, the “Proxy Statements”).

Responses to Comments

Capitalized terms have the same meaning as defined in the Proxy Statement(s) unless otherwise indicated.

August 27, 2014 Page 2

Comments Applicable to Each Proxy Statement

1.	Comment:

In the “QUESTIONS AND ANSWERS” section of the Proxy Statement, the response to the question “Who is LSEG?” discloses that “LSEG offers international businesses and investors unrivalled access to Europe’s capital markets” (emphasis added). Please use a term other than “unrivalled” (e.g., extensive), as a proxy statement is not intended to be a marketing communication.

Response:

The Registrants note that such disclosure is consistent with disclosure included in the LSEG prospectus relating to the rights issue being made in connection with LSEG’s acquisition of FRC. Such disclosure was put through a formal verification process by LSEG working with external counsel to validate with supporting data. LSEG and the Registrants believe it is appropriate for the description of LSEG in the prospectus and Proxy Statements to be consistent. As such, the Registrants respectfully decline to make the requested change.

2.	Comment:

In the “QUESTIONS AND ANSWERS” section of the Proxy Statement, the response to the question “Who is LSEG?” includes the use of the term “leading” in several instances. Please revise these statements, as a proxy statement is not intended to be a marketing communication.

Response:

The Registrants note that such disclosure is consistent with disclosure included in the LSEG prospectus relating to the rights issue being made in connection with LSEG’s acquisition of FRC. Such disclosure was put through a formal verification process by LSEG working with external counsel to validate with supporting data. LSEG and the Registrants believe it is appropriate for the description of LSEG in the prospectus and Proxy Statements to be consistent. As such, the Registrants respectfully decline to make the requested change.

August 27, 2014 Page 3

3.	Comment:

In the second paragraph under the heading “Transaction Not Expected to Adversely Affect RIMCo or the Fund(s),” explain any new conflicts of interest that may arise as a result of LSEG’s acquisition of FRC and what steps, if any, LSEG and RIMCo will take to mitigate any new conflicts of interest. In addition, under the heading “Factors Considered by the Trustees and their Recommendation” (in the case of the RIC Proxy Statement, under Proposal 1), confirm whether or not the Board considered conflicts of interest that may arise following the Transaction.

Response:

The Registrants have added disclosure under the heading “Transaction Not Expected to Adversely Affect RIMCo or the Fund(s)” indicating that LSEG and FRC are continuing to work together to establish the scope of potential affiliated business and to assess whether modifications to FRC’s compliance policies and procedures and/or other steps are appropriate. In addition, under “Factors Considered by the Trustees and their Recommendation,” the disclosure has been revised to add the following as a factor considered by the Board: The Post-Transaction Agreement Evaluation Information did not identify any conflicts of interest that would arise following completion of the Transaction but LSEG did advise the Board that it is continuing to work with FRC to establish the scope of affiliated business and to assess whether modifications to FRC’s compliance policies and procedures and/or other steps are appropriate. The Board was advised that it would be apprised of any material issues that are subsequently identified.

Comments Applicable to the RIC Proxy Statement Only

4.	Comment:

In the “QUESTIONS AND ANSWERS” section of the Proxy Statement, clarify the meaning of the term “non-discretionary” in the response to the question “Why do the Trustees recommend that I vote ‘FOR’ each of the proposals?”

	Response:	The requested change has been made.

August 27, 2014 Page 4

5.	Comment:

The staff of the SEC (the “SEC Staff”) notes that, in the fifth paragraph under the heading “Summary of the Proposal” under Proposal 2, it indicates that “[i]f in the future RIMCo determines to change a Fund of Funds’ investment strategy such that it no longer invests to a significant degree in the Underlying Funds or other funds, RIMCo will discuss such change with the Board and seek any Board approval determined appropriate by RIMCo.” The SEC Staff does not believe that “to a significant degree” is an appropriate standard for this purpose. In the SEC Staff’s view, RIMCo should seek Board approval if it implements any material direct investment at the Fund of Fund level. In addition, clarify that the Funds of Funds’ disclosure documents will be updated to reflect any material direct investment.

Response:

The Registrant has revised the disclosure to indicate that, (i) if in the future RIMCo determines to change a Fund of Funds’ investment strategy regarding investment in other funds, RIMCo will discuss such change with the Board and seek any approval determined appropriate by RIMCo; and (ii) the Funds of Funds’ disclosure documents will be updated as appropriate to reflect any such investment strategy changes.

Sincerely,

/s/  Stephanie A. Capistron

Stephanie A. Capistron

cc:	John V. O’Hanlon
Mary Beth Rhoden Albaneze